Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. +1.215.963.5000 Fax: +1.215.963.5001 www.morganlewis.com

David W. Freese

Associate

+1.215.963.5862

dfreese@morganlewis.com

FILED AS EDGAR CORRESPONDENCE

December 10, 2015

Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Reality Shares ETF Trust 485(a) Filing (File Nos. 333-192288 and 811-22911)

Dear Ms. Miller:

On behalf of our client, Reality Shares ETF Trust (the “Trust” or the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 5, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 9, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on September 2, 2015 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Reality Shares DIVCON Leaders Dividend ETF (the “Leaders Dividend ETF”), Reality Shares DIVCON Dividend Defender ETF (the “Dividend Defender ETF”) and Reality Shares DIVCON Dividend Guard ETF (the “Dividend Guard ETF”) (each, a “Fund” and together, the “Funds”) as additional series of the Trust (the “Amendment”). The Trust notes that the name of the Reality Shares DIVCON Dividend Guardian ETF was changed to the Reality Shares DIVCON Dividend Guard ETF after the Amendment was filed. Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Because each Fund’s name contains the word “Dividend,” the Staff believes that each Fund is required to have a policy to invest at least 80% of its net assets in dividend-paying equity securities to comply with Rule 35d-1 under the 1940 Act. Please disclose this 80% investment policy in each of the Fund’s “Principal Investment Strategies” sections.

Response. The name of each Benchmark Index includes the word “Dividend,” and the name of each Fund includes the name of its Benchmark Index. The Trust respectfully disagrees that the word “Dividend” alone in a Fund’s name triggers the application of Rule 35d-1. The Trust acknowledges, however, that including the name of a Fund’s Benchmark Index in the Fund’s name triggers the application of Rule 35d-1. Therefore, pursuant to Rule 35d-1, each Fund has adopted a non-fundamental policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in the securities included in its Benchmark Index. Corresponding disclosure has been added to the prospectus under the heading “More Information About Each Fund’s Principal Investment Strategies” and in the Statement of Additional Information under the heading “Non-Fundamental Policies.”

The Trust also notes that each Benchmark Index, by its design, will consist only of dividend paying equity securities. To this end, the disclosure in the “Principal Investment Strategies” section for each Fund provides the following: “The DIVCON Scoring system begins by identifying the 500 largest U.S. companies based on market capitalization as of the Benchmark Index reconstitution date and then narrows this universe to those companies that paid an ordinary dividend and announced a future dividend payment during the 12 months preceding such date.” (emphasis added). Therefore, to the extent that Rule 35d-1 requires the Fund to invest at least 80% of its net assets, plus any borrowings for investment purposes, in dividend-paying equity securities, each Fund would comply with such requirement.

2.	Comment. In each of the Fund’s “Principal Investment Strategies” sections:

a.	Please clarify whether a Fund would invest in small-cap or mid-cap companies if they were included in the “500 largest U.S. companies based on market capitalization.” If so, please add relevant risk disclosure to this effect.

Response. The Adviser has confirmed that each Fund will invest only in large capitalization securities as a principal investment strategy. Accordingly, no principal risk disclosure regarding small-cap or mid-cap companies has been added in response to this comment.

b.	Please disclose the market capitalization range used to identify the 500 largest U.S. companies.

Response. The requested change has been made.

c. Please disclose the Benchmark Index’s reconstitution date.

Response. The requested change has been made.

3.	Comment. In each of the Fund’s “Principal Investment Strategies” sections:

a.	Each Fund is a passively managed index ETF. The Staff believes that the Adviser may employ some level of active management if it can choose whether to use replication or representative sampling in order to track a Fund’s particular Benchmark Index. Please explain supplementally why the Adviser’s ability to choose between replication and representative sampling is passive management or revise the prospectus, as applicable, to provide that the Adviser may use only replication or representative sampling for a Fund.

Response. As noted in response to comment 1, the Trust is permitted to offer index ETFs pursuant to its index ETF exemptive relief. The application for exemptive relief submitted by the Trust (the “Application”) provides for the Adviser’s use of both replication and representative sampling in managing a Fund. For example, on page 13, the Application provides that “[a] Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell, or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid.” (emphasis added). In addition, on page 18, in connection with discussing the creation and redemption process, the Application provides that “the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions), except: … (d) to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio[.]” Accordingly, the Trust believes that the Adviser is permitted by its exemptive relief to utilize both replication and representative sampling strategies in managing a Fund. The Trust also believes that the Adviser’s ability to choose between using a replication and representative sampling strategy constitutes passive management because, regardless of the strategy used, each Fund still seeks to track, and not to outperform, the performance of its Benchmark Index. Capitalized terms used in response to this comment that are not otherwise defined herein or in the Amendment have the meaning given to them in the Application.

b.	Please explain why the Adviser in practice would use representative sampling if there are only 30 stocks in a particular Benchmark Index.

Response. The Adviser may use representative sampling in instances where it believes doing so would be the most effective way to achieve a Fund’s investment objective. For example, the Adviser may use representative sampling when, as noted in the Application, a component security of a Benchmark Index becomes temporarily illiquid, unavailable or less liquid. Other examples of when representative sampling may be appropriate include when trading of a component security is halted or if the Adviser believes that the market price of a component security does not represent its fair market value.

4.	Comment. Since each Fund may invest in other exchange-traded funds as a principal investment strategy, please add an “Acquired Fund Fees and Expenses” line item to each Fund’s Fee Table if Acquired Fund Fees and Expenses are estimated to be greater than 0.01% of a Fund’s average daily net assets during the Fund’s first fiscal period of operations.

Response. The Adviser has confirmed that no Fund’s “Acquired Fund Fees and Expenses” is estimated to exceed 0.01% of its average daily net assets during its first fiscal period of operations. Accordingly, no related line item has been added to any Fund’s fee table.

5.	Comment. In the “Portfolio Manager” section for each Fund, the sole portfolio manager to each Fund is listed as “Assistant Portfolio Manager.” Please explain supplementally the nature of this title and whether he is the lead portfolio manager for each Fund.

Response. The portfolio manager’s title changed from “Assistant Portfolio Manager” to “Portfolio Manager” after the Amendment was filed. Accordingly, the word “Assistant” has been removed from his title in all instances.

6.	Comment. In the same section, please add the month, in addition to the year, as of when the portfolio manager began managing each Fund because each Fund is new.

Response. The requested change has been made.

7.	Comment. In each Fund’s “Principal Investment Strategies” sections, please consider revising the disclosure to clarify that that there is no discretion involved in the construction of the Benchmark Index and that it is truly rule-based.

Response. The Trust has reviewed the disclosure relating to the construction of each Benchmark Index and believes that the prospectus adequately discloses to investors that each Benchmark Index is constructed pursuant to a rules-based methodology. Accordingly, the Trust respectfully declines to make the requested change. However, Reality Shares, Inc., the index provider responsible for constructing each Benchmark Index, confirms that each Benchmark Index is constructed pursuant to a rules-based methodology. Further, the rules-based nature of each Benchmark Index is evidenced by the fact that, pursuant to the requirements of the Trust’s exemptive relief, each Benchmark Index will “maintain a level of public disclosure regarding components, weightings, additions and deletions (including prior announcements of any changes thereto) which will be similar to that of other underlying indexes used by other ETFs.” This level of transparency, for example, allows third parties to calculate the composition of a Benchmark Index on a daily basis and prevents Reality Shares from changing the methodology of a Benchmark Index without 60 days’ advance public notice.

8.	Comment. In the “Principal Investment Strategies” section for the Dividend Defender ETF, please revise the second-to-last sentence of the fourth paragraph to read in plainer English.

Response. The requested change has been made.

9.	Comment. In the “Principal Risks” sections for the Dividend Defender ETF and Dividend Guard ETF, please consider adding risks related to the costs of short sales.

Response. The Trust notes that the “Short Sales Risk” disclosure in each Fund’s “Principal Risks” section currently discloses: “Investment in short sales may also cause the Fund to incur expenses related to borrowing securities.” However, in response to this comment, the following disclosure has been added to the “Short Sales Risk” disclosure in the “More Information About Each Fund’s Principal Risks” section:

“In addition, a Fund may be subject to the costs of borrowing and margin account maintenance costs associated with the Fund’s open short positions. A Fund also is obligated to pay the dividends and interest accruing on a short position, which is an expense to the Fund that could cause the Fund to lose money on the short sale and may negatively impact its performance.”

10.	Comment. In the “Principal Investment Strategies” section for the Dividend Guard ETF, please consider revising the fourth paragraph to read in plainer English.

Response. The requested change has been made.

11.	Comment. In the “Principal Risks” section for the Dividend Guard ETF, please disclose high portfolio turnover and its related risks, if applicable.

Response. The Adviser has confirmed that it does not anticipate the portfolio turnover of the Fund to rise to the level of being a principal risk of the Fund during its first fiscal period of operations. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment on the Statement of Additional Information

12.	Comment. In the “Fundamental Policies” sub-section of the “Investment Limitations” section, please consider adding disclosure clarifying that the Fund may concentrate in an industry to the extent that its Benchmark Index so concentrates.

Response. The requested change has been made.

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
David W. Freese